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09040640

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
APR - 8 2009
Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52756

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Obsidian Financial Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1000 Woodbury Road Suite 110
(No. and Street)

Woodbury	NY	11797
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gary R. Purwin (212) 832-1110
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wientraub & Associates, LLP
(Name – *if individual, state last, first, middle name*)

200 Mamaroneck Avenue, Ste 502	White Plains	NY	10601
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Upinder Kumar Sharma aka Kevin Sharma, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Obsidian Financial Group, LLC, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KIMBERLY JONES
Notary Public State of New York
No. 01JO6165059
Qualified in Nassau County
Commission Expires May 7, 20 11

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OBSIDIAN FINANCIAL GROUP, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTARY SCHEDULES

<u>YEAR ENDED DECEMBER 31, 2008</u>

OBSIDIAN FINANCIAL GROUP, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES

YEAR ENDED DECEMBER 31, 2008

CONTENTS

Weintraub & Associates, LLP

Certified Public Accountants

200 Mamaroneck Avenue
Suite 502
White Plains, New York 10601

INDEPENDENT AUDITORS' REPORT

To the Member of
Obsidian Financial Group, LLC

We have audited the accompanying statement of financial condition of Obsidian Financial Group, LLC as of December 31, 2008, and the related statements of income, changes in member's capital and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

Except as discussed in the following paragraph, we conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

We were unable to obtain a discussion or evaluation from two of the Company's former outside legal counsel concerning the status of any pending or threatened litigation or arbitration proceedings while it was operating under the Granite Securities, LLC name, as described in Notes 1 and 7 to the financial statements.

In our opinion, except for the effects of such adjustments, if any, as might have been determined to be necessary had we been able to obtain a discussion or evaluation of pending or threatened litigation from the Company's outside legal counsel as discussed in the preceding paragraph, the financial statements referred to in the first paragraph present fairly, in all material respects, the financial position of Obsidian Financial Group, LLC as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules listed in the accompanying index is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, except for the effects of such adjustments, if any, as might have been determined to be necessary had we been able to obtain a discussion or evaluation of pending or threatened litigation from the Company's outside legal counsel as discussed in the preceding paragraph, is fairly stated, in all material respects in relation to the basic financial statements taken as a whole.

WEINTRAUB & ASSOCIATES, LLP
Certified Public Accountants

Weintraub & Associates, LLP

White Plains, New York
April 6, 2009

OBSIDIAN FINANCIAL GROUP, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

ASSETS

Cash in bank	$ 11,537
Due from clearing brokers, including clearing deposits of $215,000	508,404
Advances to representatives	92,514
Total Assets	$ 612,455

LIABILITIES AND MEMBER'S CAPITAL

Liabilities:	
Accounts payable and accrued expenses	$ 28,925
Commissions payable	152,101
Due to member	280,000
Total Liabilities	461,026
Member's Capital	151,429
Total Liabilities and Member's Capital	$ 612,455

See accompanying notes to financial statements.

OBSIDIAN FINANCIAL GROUP, LLC

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2008

Revenues:	
Commissions	$ 2,183,308
Account management fees	60,492
Other income	166,219
Total Revenues	2,410,019
Expenses:	
Compensation and employee benefits	1,635,714
Regulatory fees	107,561
Other operating expenses	579,508
Total Expenses	2,322,783
Income From Operations	87,236
Other Income:	
Interest income	3,466
Net Income	$ 90,702

See accompanying notes to financial statements.

OBSIDIAN FINANCIAL GROUP, LLC

STATEMENT OF CHANGES IN MEMBER'S CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2008

Balance, Beginning of Year	$ 60,727
Net Income	90,702
Balance, End of Year	$ 151,429

See accompanying notes to financial statements.

OBSIDIAN FINANCIAL GROUP, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2008

Cash Flows From Operating Activities:		
Net Income		$ 90,702
Adjustments to reconcile net income to net cash used in operating activities		
(Increase) decrease in operating assets:		
Due from clearing brokers		(476,843)
Advances to representatives		(73,448)
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses		(42,992)
Commissions payable		43,624
Total Adjustments		(549,659)
Net Cash Used In Operating Activities		(458,957)
Cash Flows From Financing Activities:		
Loans received from member	$ 280,000	
Repayment of member loan	(237)	
Net Cash Provided By Financing Activities		279,763
Net Decrease in Cash		(179,194)
Cash, Beginning of Year		190,731
Cash, End of Year		$ 11,537

See accompanying notes to financial statements.

OBSIDIAN FINANCIAL GROUP, LLC

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2008

Note (1) - Nature of business:

Obsidian financial Group, LLC (the "Company"), formerly known as Granite Securities, LLC, is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), and members of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corp. ("SIPC"). The Company is wholly owned by The Granite Financial Group, LLC (the "Parent") and operates out of one office located on Long Island in New York State.

The Company acts as an introducing broker, and all transactions for its customers are cleared through and carried by other clearing brokers on a fully disclosed basis. Accordingly, open customer transactions are not reported on the books and records of the Company.

Note (2) – Summary of significant accounting policies:

(A) Securities transactions:
The Company records securities transactions, including related revenue and expense, on a trade-date basis.

(B) Cash and cash equivalents:
For purposes of the Statement of Cash Flows, the Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents. As of December 31, 2008, there were no cash equivalents.

(C) Use of estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could vary from those estimates.

OBSIDIAN FINANCIAL GROUP, LLC

**NOTES TO FINANCIAL STATEMENTS
(CONTINUED)**

DECEMBER 31, 2008

Note (2) - Summary of significant accounting policies - cont'd:

(D) Concentration of credit risk:

The Company executes, as agent, securities transactions on behalf of its customers. If either the customer or a counter-party fail to perform, the Company may sustain a loss if the market value of the security is different from the contract value of the transaction. The Company as a non-clearing broker does not handle any customer funds or securities. The responsibility for processing customer activity rests with the Company's clearing firms.

Due from clearing brokers represents cash balances on deposit with and commission and transaction related receivables from, the Company's clearing brokers. The Company is subject to credit risk to the extent that the brokers may not be able to fulfill their obligations to repay or settle amounts owed to the Company. The clearing brokers are members of major securities exchanges.

The Company maintains its cash in accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

(E) Income taxes:

The Company files income tax returns on the accrual basis as a partnership for federal and state income tax purposes. As such, the Company will not pay any income taxes, as any income or loss will be included in the income tax returns of the individual member. Accordingly, no provision is made for income taxes in the financial statements.

As a limited liability company, each member's liability is limited to amounts reflected in their respective member accounts.

OBSIDIAN FINANCIAL GROUP, LLC

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

DECEMBER 31, 2008

Note (3) – Recent accounting pronouncements:

In July 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN48). Originally the interpretation was effective for financial statements issued for fiscal years beginning after December 15, 2007, however the start date was later deferred until December 15, 2008 by the FASB. This pronouncement provides guidance for how certain tax positions should be recognized, measured, presented and disclosed in the financial statements. The Company does not expect the adoption of FIN48 or any other recent accounting pronouncements to have a material effect on its financial statements.

Note (4) – Compensated absences:

Employees of the Company are entitled to paid vacations, paid sick days and personal days off depending on job classification, length of service and other factors. It is impracticable to estimate the amount of compensation for future absences, and, accordingly, no liability has been recorded in the accompanying financial statements. The Company's policy is to recognize the costs of compensated absences actually paid to employees.

Note (5) – Expense sharing agreement:

The Company has entered into an expense sharing agreement with Obsidian Capital Holdings, LLC whereby Obsidian Capital Holdings, LLC has paid for and made a record of certain expenses relating to the business of the Company which have not been recorded on the books and records of the Company as follows:

Salaries and related expenses	$ 3,459,079
Rent expense	359,630
Professional fees	45,500

Note (6) - Net capital requirement:

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1. The Rule requires that the Company maintain minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2008, the Company had net capital of $40,915, which exceeded its requirement of $30,735 by $10,180. The Company had a percentage of aggregate indebtedness to net capital of 11.27 % as of December 31, 2008.

OBSIDIAN FINANCIAL GROUP, LLC

NOTES TO FINANCIAL STATEMENTS (CONCLUDED)

DECEMBER 31, 2008

Note (7) – Subsequent event:

In March 2009, the Parent received the approval from FINRA to be sold to Obsidian Capital Holdings, LLC. The tentative agreement includes a provision for the indemnification of the new owners for any liabilities arising from the settlement of all open legal matters at the date of transfer.

OBSIDIAN FINANCIAL GROUP, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2008

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in Paragraph (k) (2) (ii) of that rule.

OBSIDIAN FINANCIAL GROUP, LLC

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2008

Computation of Net Capital

Member's Capital	$ 151,429
Non-allowable assets:	
Commissions receivable – due from clearing brokers	18,000
Advances to representatives	92,514
Total non-allowable assets	110,514
Net capital	40,915
Minimum net capital requirement - the greater of $5,000 or 6-2/3% of aggregate indebtedness of $461,026	30,735
Excess net capital	$ 10,180
Ratio of aggregate indebtedness to net capital	11.27 to 1

Reconciliation with the Company's computation (included in Part IIA of Form X-17-a-5 as of December 31, 2008):

Net capital, as reported in the Company's amended Part IIA unaudited FOCUS report	$ 40,915
Audit adjustments	0
Net capital per above	$ 40,915

STATEMENT PURSUANT TO PARAGRAPH (D)(4) OF RULE 17A-5

There is no difference between net capital as computed on the amended FOCUS report filed by the Company and net capital reflected in this report.

Weintraub & Associates, LLP

Certified Public Accountants

200 Mamaroneck Avenue
Suite 502
White Plains, New York 10601

INDEPENDENT AUDITORS' REPORT
ON INTERNAL CONTROL REQUIRED BY RULE 17a-5

To the Member of
Obsidian Financial Group, LLC

In planning and performing our audit of the financial statements of Obsidian Financial Group, LLC for the year ended December 31, 2008, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we consider relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.
2. Recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure, policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Tel: (914) 761-4773 • Fax: (914) 761-2902
Website: www.weintraubcpa.com

Because of the inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the Commission's objectives.

This report is intended solely for use of management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

WEINTRAUB & ASSOCIATES, LLP
Certified Public Accountants

Weintraub & Associates, LLP

White Plains, New York
April 6, 2009